Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (NovaGold” or the Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

September 12, 2011

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on September 12, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On September 12, 2011, NovaGold filed a National Instrument 43-101 technical report regarding the Prefeasibility Study on its 50% owned Galore Creek copper- gold-silver project in Northwestern British Columbia, Canada.

Item 5.	5.1 - Full Description of Material Change

On September 12, 2011, NovaGold filed a National Instrument 43-101 technical report regarding the Prefeasibility Study on its 50% owned Galore Creek copper- gold-silver project in Northwestern British Columbia, Canada.

A summary of the technical report was announced on July 27, 2011. The independent technical report was completed by AMEC Americas Limited (AMEC”) and Lemley International (Lemley”) and was based on the Prefeasibility Study completed by the Galore Creek Mining Company (GCMC”).

The Prefeasibility Study outlined a large-scale open-pit mine with a conventional 95,000 tonne-per-day milling and concentrating facility. Highlights of the Prefeasibility Study included:

•	Proven and probable mineral reserves totaling 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver.
•	Production of 6.2 billion pounds of copper, 4.0 million ounces of gold and 65.8 million ounces of silver over an 18 year mine life.

•	Cash costs averaging $0.80 per pound of copper at Base Price Case assumptions and $0.42 per pound of copper at Current Price Case assumptions.
•	Construction capital costs of $5,160 million.
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Separating the mine infrastructure from the mill infrastructure, each located in adjacent valleys thereby increasing flexibility to enable open-pit mine expansion, higher mill throughput and additional exploration.

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Measured and indicated mineral resources exclusive of reserves totaling 287 million tonnes grading 0.33% copper and 0.33 grams per tonnes gold and inferred mineral resources totaling 347 million tonnes grading 0.42% copper and 0.24 grams per tonne gold.

•	Exploration on the property remains very prospective both within current deposit areas and on identified targets in the Galore Valley

In addition to the Project net present values (NPVs”) calculated using discounted cash flow (DCF”) method that were previously announced, the technical report also includes an analysis of Project NPV using the Real Option (RO”) method. The RO method seeks to dynamically model the uncertainty of metal prices over time and explicitly risk adjust future cash flows for metal price uncertainty. The RO analysis uses copper prices that start at a spot price of US$4.14 per pound and revert to a long-term metal price of US$2.65 per pound and gold prices of US$1,100 per ounce (the same uninflated long-term metal prices as were used in the AMEC discounted cash flow analysis). The RO analysis yields an after-tax NPV for the Project of $811 million versus $137 million (NPV7%) as determined with the DCF method.

NovaGold considers RO analysis as useful additional information for investors in assessing long-life projects, particularly long-life polymetallic projects like Galore Creek which have significant diversified cash flows generated by both copper and gold, and investors are encouraged to read the RO section in the NI 43-101 technical report in its entirety.

In reviewing the Prefeasibility Study plan and opportunities identified, the Partners have determined to move forward with an enhanced project plan (Enhanced Plan”) for the project description required for permitting and to support a feasibility decision. GCMC is on track with the engineering required to define the project description before year-end 2011. The Enhanced Plan envisions adding mineral resources that are within an optimized measured, indicated and inferred pit shell but due to comingled inferred mineral resources were excluded from the optimized measured and indicated pit that was the basis for clarification of mineral reserves. These mineral resources are considered to have high potential for upgrading of confidence categories with additional drilling. The Enhanced Plan also considers the addition of a second Semi-Autogenous Grinding (SAG) mill in the fifth or sixth year of operations to maintain throughput at or above the nominal 95,000 tonne-per-day throughput rate as harder rock types are expected to be encountered as the pit deepens. The Enhanced Plan will also re-evaluate two other areas of the PFS Plan: the use of a pipeline to transport concentrate to the highway; and alternative port facilities. Both issues are important elements for the project description and scope for permitting.

The NI 43-101 technical report was authored by Robert Gill, P.Eng., Jay Melnyk, P.Eng., Greg Kulla, P.Geo. and Gregory Wortman, P.Eng. of AMEC Americas Limited and Dana Rogers, P.Eng. of Lemley International. The Qualified Persons were responsible for preparation of the technical report that is based on the GCMC Prefeasibility Study.

The technical information contained in this press release was reviewed by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101. Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Prefeasibility Study and technical report. To fully understand the summary information set out above, the technical report that will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov should be read in its entirety.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

September 13, 2011